U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC File Number
			FORM 12B-25			000-52145

CUSIP Number
			NOTIFICATION OF LATE FILING			09202M108
(Check One):

[ ]	Form 10-K and Form 10-KSB		[ X ] Form 20-F		[ ]	Form 11-K
			[ ] Form 10-Q and 10-QSB	[ ] Form N-SAR

For Period Ended: December 31, 2006
	[	]	Transition Report on Form 10-K
	[	]	Transition Report on Form 20-F
	[	]	Transition Report on Form 11-K
	[	]	Transition Report on Form 10-Q
	[	]	Transition Report on Form N-SAR
For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

Part I - Registrant Information Full name of Registrant: Former Name if Applicable:	BLACK DIAMOND HOLDINGS CORP.
N/A

Address of Principal Executive Office (Street and Number)

595 HORNBY STREET, SUITE 600

City, State and Zip Code:

VANCOVER, BC, CANADA V6C 2EB

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K,
Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 20-F Annual Report within the prescribed period because all parties needing to review the filing have not completed their review. The Form 20-F will be filed on or before July 14, 2007.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Brad J. Moynes                      604-646-5620

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

[ X ]Yes [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ]Yes [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The company recorded a net loss of $440,672 for 2006, compared to a loss of $273,567 in 2005. The primary contributors to the increased loss were (i) sales reduced to $5,105 (from $124,847) as product sales in Canada were de-emphasized as the company establishes the branding and infrastructure for sales of its Liberty Valley Wine series in the United States; and (ii) expenses increased to $435,311 (from $316,560 in 2005). Increased expenses were recorded in legal and accounting (including fees associated with the company’s registration with the SEC); office rent and management fees; travel; and other items. Expenses for distributor fees, general office expense, and warehouse rent decreased, and there was no inventory write-down in 2006 (a 2005 inventory write-down of $31,800 was recorded in 2005).

All amounts are stated in Canadian dollars.

Black Diamond Holdings Corp.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 2, 2007	By:	/s/ Brad J. Moynes

BRAD J. MOYNES
Chief Executive Officer